Filed in the Office of	Business Number E0479812010-0
FVAguilar	Filing Number 20254793682
Secretary of State State Of Nevada	Filed On 4/2/2025 10:58:00 AM
	Number of Pages 6

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ **Certificate of Designation**
☐ **Certificate of Amendment to Designation - Before Issuance of Class or Series**
☐ **Certificate of Amendment to Designation - After Issuance of Class or Series**
☐ **Certificate of Withdrawal of Certificate of Designation**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: Hypha Labs, Inc. Entity or Nevada Business Identification Number (NVID): NV20101731677
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series D Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* Of the 70,000,000 shares of preferred stock, $0.001 par value per share, 60,000,000 shares are designated as Series D Preferred Stock.
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X DocuSigned by: Steve Douglass Signature of Officer Date: 04/01/25

* Attach additional page(s) if necessary
This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION OF THE SERIES D PREFERRED STOCK OF HYPHA LABS, INC.

Pursuant to Section 78.195 of the General Corporation Law
of the State of Nevada

Hypha Labs, Inc., a Nevada corporation (hereinafter called the "***Corporation***"), hereby certifies that, pursuant to the authority expressly vested in the Board of Directors of the Corporation (the "***Board***") by the Articles of Incorporation of the Corporation, as amended (the "***Articles of Incorporation***"), and in accordance with the provisions of Section 78.195 of the General Corporation Law of the State of Nevada, the Board has duly adopted the following resolutions.

RESOLVED, that, pursuant to the Articles of Incorporation (which authorizes 70,000,000 shares of preferred stock, $0.001 par value per share ("***Preferred Stock***")), the Board hereby fixes the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of the Series D Preferred Stock.

RESOLVED, that the Corporation is authorized to issue Series D Preferred Stock on the following terms and with the provisions herein set forth:

(1) Designation and Number of Shares. Of the 70,000,000 shares of Preferred Stock authorized pursuant to the Articles of Incorporation, 60,000,000 shares are hereby designated as Series D Preferred Stock (the "***Series D Preferred Stock***"). Each share of Series D Preferred Stock will have a stated value of $0.20 per share (the "***Stated Value***").

(2) Rank. The Series D Preferred Stock shall rank: (i) junior to the Series A Preferred Stock and Series B Preferred Stock of the Corporation (the "***Senior Securities***"); (ii) prior to the Series C Preferred Stock of the Corporation (the "***Series C Preferred Stock***"); (iii) prior to the Corporation's common stock, par value $0.001 per share (the "***Common Stock***"), and any other series of preferred stock or class or series of capital stock of the Corporation hereafter created not specifically ranking by its terms senior to or on parity with the Series D Preferred Stock (collectively, with the Series C Preferred Stock and Common Stock, the "***Junior Securities***"); and, (iv) on parity with any class or series of capital stock of the Corporation hereafter created specifically ranking on parity with the Series D Preferred Stock (the "***Parity Securities***"), in each case as to the distribution of assets upon liquidation, dissolution, or winding up of the Corporation.

(3) Dividends. The Series D Preferred Stock will not be entitled to dividends unless the Corporation pays cash dividends or dividends in property (other than dividends payable in Common Stock) to holders of outstanding shares of Common Stock, in which event, each holder of the Series D Preferred Stock will be entitled to receive, simultaneously with such dividend paid to the holders of Common Stock, a dividend on each outstanding share of Series D Preferred Stock in an amount equal to the amount such holder of the Series D Preferred Stock would be entitled to receive if such shares had been converted to Common Stock.

(4) Liquidation Preference.

(a) Upon any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (each, a "***Liquidation***"), the holders of Series D Preferred Stock shall be entitled to receive, after any distribution or payment of assets of the Corporation or the proceeds thereof that may be made or set apart for holders of the Senior Securities, but before and in preference to any distribution or payment of assets of the Corporation or the proceeds thereof may be made or set apart for holders of the Junior Securities, an amount per share of Series D Preferred Stock equal to the Stated Value, plus an amount equal to all declared but unpaid dividends, if any. If, upon such Liquidation, the assets of the Corporation available for distribution to the holders of the Series D Preferred Stock and Parity Securities shall be insufficient to permit payment in full to the holders of the Series D Preferred Stock and Parity Securities, then the entire assets and funds of the Corporation legally available for distribution to such holders and the holders of the Parity Securities then outstanding shall be distributed ratably among the holders of the Series D Preferred Stock and Parity Securities based upon the proportion the total amount distributable on each share upon Liquidation bears to the aggregate amount required to be distributed, but for the provisions of this sentence, on all shares of the Series D Preferred Stock and any such Parity Securities.

(b) Upon the completion of the distributions required by Section 4(a), the remaining assets of the Corporation legally available for distribution, if any, shall be distributed to the holders of the Junior Securities.

(c) Notwithstanding the foregoing, upon any Liquidation, holders of Series D Preferred Stock shall be entitled to receive, for each share of Series D Preferred Stock then held, out of the proceeds available for distribution, the greater of (i) the amount of cash, securities or other property to which such holder would be entitled to receive with respect to such shares in a Liquidation pursuant to Section 4(a) (without giving effect to this Section 4(c)), or (ii) the amount of cash, securities or other property to which such holder would be entitled to receive with respect to such shares in a Liquidation if such shares had been converted to Common Stock immediately prior to such Liquidation.

(d) For purposes of this Section 4, (i) a merger or consolidation, (ii) a sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Corporation, or (iii) an acquisition of fifty percent (50%) or more of the voting power or equity interests of the Corporation by a single person or "group" (as determined in accordance with Section 13(d) of the Securities and Exchange of 1934, as amended) (any of the foregoing transactions, a "***Change of Control***") shall be considered a Liquidation, provided that a transaction described in subclauses (i) to (iii) above shall not be considered a Liquidation, if (A) the Corporation provides notice of Mandatory Conversion (defined below) as a result of the Change of Control to the holders of Series D Preferred Stock, (B) the holders of the Series D Preferred Stock receive securities of the surviving corporation having substantially similar rights as the Series D Preferred Stock and the stockholders of the Corporation immediately prior to such transaction are holders of at least a majority of the voting securities of the surviving corporation immediately thereafter, or (C) such transaction is effected for bona fide equity financing purposes in which cash is received by the Corporation or any

successor, or indebtedness of the Corporation is cancelled or converted, or a combination thereof. The provisions of this Section 4(d) may be waived in writing by the holders of a majority of the then outstanding shares of Series D Preferred Stock.

(5) Redemption. The Series D Preferred Stock does not have any redemption rights.

(6) Conversion. Shares of the Series D Preferred Stock shall convert into Common Stock as follows:

(a) Conversion at the Option of the Holder. Subject to and upon compliance with the provisions of this Section 6, the holder of any shares of Series D Preferred Stock shall have the right at such holder's option, at any time or from time to time, to convert any such shares of Series D Preferred Stock into the number of fully paid and nonassessable shares of Common Stock (the "***Conversion Rate***") equal to the Stated Value divided by the conversion price in effect at the time of conversion (the "***Conversion Price***"), as determined as hereinafter provided. The Conversion Price shall initially mean the Stated Value for each share of Series D Preferred Stock. Such initial Conversion Price and the rate at which shares of Series D Preferred Stock may be converted into shares of Common Stock shall by subject to adjustment as provided in Section 6(d) below.

(b) Mandatory Conversion. At any time after issuance of shares of Series D Preferred Stock, the Corporation shall have the right to direct the mandatory conversion (the "***Mandatory Conversion***") of shares of Series D Preferred Stock into shares of Common Stock at the then applicable Conversion Rate, upon: (a) a Change in Control of the Corporation, or (b) (i) if the Common Stock is then traded on a national securities exchange or the Nasdaq Stock Market (or similar national quotation system), and the closing price of the Common Stock on such exchange or system is at or above $0.40 per share for 10 consecutive trading days, or (ii) if the Common Stock is traded on the over-the-counter market, and the closing bid price on such market is at or above $0.40 per share for 10 consecutive trading days. All holders of record of shares of the Series D Preferred Stock shall be sent written notice of the Mandatory Conversion pursuant to this Section 6(b), which notice shall inform such holders of the event triggering such Mandatory Conversion and the date of conversion (the "***Mandatory Conversion Date***"). Such notice need not be sent in advance of the occurrence of the Mandatory Conversion. Upon receipt of such notice, each holder of shares of Series D Preferred Stock shall surrender such holder's certificate or certificates for all such shares as provided in Section 6(c) below.

(c) Mechanics of Conversion. Before any holder of Series D Preferred Stock shall be entitled to convert the same into shares of Common Stock pursuant to Section 6(a), such holder shall (i) if applicable, surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series D Preferred Stock (or notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates), and (ii) give written notice ("***Conversion Notice***") to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series D Preferred Stock, or to the nominee or nominees of such holder, a

certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion pursuant to Section 6(a) shall be deemed to have been effected immediately prior to the close of business on the date of receipt by the Corporation of the Conversion Notice by the holder of the shares of Series D Preferred Stock to be converted. In the event of a Mandatory Conversion pursuant to Section 6(b), the outstanding shares of Series D Preferred Stock shall be converted automatically on the Mandatory Conversion Date without any further action by the holder of such shares and whether or not certificates representing such shares are surrendered to the Corporation or its transfer agent, and provided further, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Mandatory Conversion unless, if applicable, the certificates evidencing such shares of Series D Preferred Stock are either delivered to the Corporation or its transfer agent, or such holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and such holder executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable thereafter, issue and deliver to such holder of Series D Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. All Common Stock which may be issued upon conversion of the Series D Preferred Stock will, upon issuance, be duly issued, fully paid and nonassessable and free from all taxes, liens and chargers with respect to the issuance thereof.

(7) Anti-Dilution Provision. The Conversion Price in effect at any time and the number and kind of securities issuable upon the conversion of the Series A Preferred Stock shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Corporation shall hereafter declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, then and in such event, the Conversion Price in effect immediately before such event shall be decreased, as of the time of the record date for such dividend or distribution, so that it shall equal the price determined by multiplying the Conversion Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

(b) In case the Corporation shall hereafter (i) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (ii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect at the time of the record date of such subdivision, combination or reclassification shall be proportionately decreased or increased, in proportion to such increase or decrease in the aggregate number of shares of Common Stock outstanding. Such adjustment shall be made successively whenever any event listed above shall occur.

(c) In case of any reorganization, reclassification or change of the Common Stock (including any reorganization, reclassification or change in connection with a consolidation or merger in which the Corporation is the continuing entity) or any consolidation of the Corporation with, or merger of the Corporation with or into, any other entity (other than a consolidation or

merger in which the Corporation is the continuing entity) or of any sale of the properties and assets of the Corporation as, or substantially as, an entirety to any other person or entity, unless such shares are otherwise subject to a Mandatory Conversion pursuant to Section 6(b), each share of Series D Preferred Stock then outstanding shall thereafter be convertible into the kind and amount of stock or other securities or property receivable upon such reorganization, reclassification, change, consolidation, merger or sale by a holder of the number of shares of Common Stock into which such shares of Series D Preferred Stock would have been converted prior to such transaction.

(8) Limited Voting Rights. The Corporation shall not, without the affirmative vote of the holders of at least a majority of the then outstanding shares of Series D Preferred Stock, amend, alter or repeal the preferences, privileges, special rights or other powers of the Series D Preferred Stock, in a manner materially adverse to the holders thereof. Except as set forth in this Section 8, or as otherwise provided by the General Corporation Law of the State of Nevada, the shares of Series D Preferred Stock shall have no other voting rights.

(9) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this section and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series D Preferred Stock against impairment.

(10) No Fractional Shares and Certificate as to Adjustments. No fractional shares shall be issued upon the conversion of any share or shares of the Series D Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded up to the nearest whole share. The number of shares issuable upon conversion shall be determined on the basis of the total number of shares of Series D Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(11) Notices. The holders of the Series D Preferred Stock shall be entitled to receive all communications sent by the Corporation to the holders of the Common Stock. Any notice required by the provisions of this Certificate of Designation to be given to the holders of shares of Series D Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

(12) Return of Status as Authorized Shares. Any shares of Series D Preferred Stock that are repurchased, converted, extinguished or otherwise reacquired by the Corporation will be automatically returned to the status of authorized and unissued shares of Preferred Stock, available for future designation and issuance pursuant to the terms of the Articles of Incorporation.